KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Financial Statements

June 30, 2010 and 2009

(Canadian Dollars)

Index

Page

Financial Statements

Notice of No Auditor Review

1

Balance Sheets

  2

Statements of Operations

   3

Statements of Cash Flows

  4

Notes to Financial Statements

5 – 20

  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Balance Sheets

June 30, 2010 and December 31, 2009

(Canadian Dollars)

	June 30, 2010 (Unaudited)	December 31, 2009 (Audited)

Assets
Current
Cash	$13,336	$5,158
GST receivable	2,131	4,910
Mineral exploration tax credit receivable	1,060	1,060

Total Current Assets	16,527	11,128
Mineral Property Interests (note 6)	151,340	151,077

Total Assets	$167,867	$162,205

Liabilities
Current
Accounts payable and accrued liabilities	$37,423	$41,692
Payable to related parties (note 8)	101,123	10,049

Total Liabilities	138,546	51,741

Stockholders’ Equity
Capital Stock (note 7)	23,451,278	23,341,971
Warrants (note 7)	226,287	182,294
Contributed Surplus	432,197	432,197
Share Subscriptions	0	0
Deficit	(24,080,441)	(23,845,998)

Total Stockholders’ Equity	29,321	110,464

Total Liabilities and Stockholders’ Equity	$167,867	$162,205

Going Concern (note 2)

Commitment (note 11)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Gregory T. McFarlane”

.....................................................................  Director

Gregory T. McFarlane

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Operations

Six Months Ended June 30

(Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2010	2009	2010	2009

Expenses
Finance, interest and foreign exchange	$161	$1,399	$429	$1,589
Legal, accounting and audit	8,592	5,482	8,592	5,484
Management fees (note 8(a))	90,000	90,000	180,000	180,000
Medical benefits	9,755	9,150	22,692	21,279
Office and miscellaneous (note 8(b))	11,303	15,844	14,859	20,546
Regulatory and transfer agent fees	3,992	6,914	5,196	8,271
Rent (note 8(b))	900	900	1,800	1,800
Shareholder communication	574	375	574	375
Telephone, travel, meals and entertainment	260	274	564	533
	125,537	130,338	234,706	239,877

Loss Before Other Items	(125,537)	(130,338)	(234,706)	(239,877)

Other Items
Interest income	10	127	10	159
Other income	253	0	253	0
Gain/(loss) on sale of marketable securities	0	0	0	(2,101)
	263	127	263	(1,942)

Other Comprehensive Loss	0	0	0	0

Net Loss for the Period	(125,274)	(130,211)	(234,443)	(241,819)

Basic and Diluted Loss Per Common Share	$(0.01)	$(0.12)	$(0.02)	$(0.22)
Weighted Average Number of Common Shares Outstanding	10,140,945	1,094,945	10,140,945	1,094,945

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Cash Flows

Six Months Ended June 30

 (Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2010	2009	2010	2009

Operating Activities
Net Loss	$(125,274)	$(130,211)	$(234,443)	$(241,819)
Realized loss on sale of marketable securities	0	0	0	2,101
	(125,274)	(130,211)	(234,443)	(239,718)

Change in non-cash working capital
Receivables	2,716	(1,781)	2,779	1,584
Receivables from related parties	615	0	0	0
Payables and accruals	194	(11,285)	(4,269)	16,220
Payable to related parties	85,605	65,101	91,074	164,376
	89,130	52,035	89,584	182,180

Cash Provided by (Used in) Operating Activities	(36,144)	(78,176)	(144,859)	(57,538)

Investing Activities
Expenditures on mineral property interest	(263)	0	(263)	(25,540)
Proceeds from sale of marketable
securities	0	0	0	2,400
Cash Provided by (Used in) Investing Activities	(263)	0	(263)	(23,140)

Financing Activities
Subscription of common shares	(24,000)	126,013	0	126,013
Issuance of common shares and warrants	66,300	0	153,300	0

Cash Provided by (Used in) Financing Activities	42,300	126,013	153,300	126,013

Increase (Decrease) in Cash and Cash Equivalents	5,893	47,837	8,178	45,335

Cash and Cash Equivalents, Beginning of Period	$7,443	$855	$5,158	$3,357

Cash and Cash Equivalents, End of Period	$13,336	$48,692	$13,336	$48,692

See notes to financial statements.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”).

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.  The parties to the LOI have agreed to enter into a Definitive Agreement which will be subject to the approvals of the CNSX, the Board of Directors of the Company, and if required by the CNSX, the approval of the stockholders of the Company.  The consideration payable by the Company to the arm’s length party shall be a cash payment of US $100,000 upon the execution of the Definitive Agreement, and the issuance of a Convertible Debenture for the amount of US $900,000 which will have a maturity of 4 years, shall bear simple interest at an annual rate of 5%, and may be converted into Kokomo shares at the price of US $0.10 per share in year one, US $0.25 per share in year two, US $0.50 per share in year three and US $1.00 per share in year four. On June 22, 2010, an Amending Agreement has been entered into and has been executed between the parties.  Pursuant to the Amending Agreement the parties have agreed that in the event a Definitive Agreement is not entered into and is not executed by the parties by August 31, 2010, then the LOI shall terminate. There are no assurances whatsoever that this contemplated transaction shall be consummated

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past three fiscal years (2009 - $550,218; 2008 - $1,511,761; 2007 - $676,166) had a deficit of $23,845,998 (2008 - $23,295,780; 2007 - $21,784,019), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

2.

GOING CONCERN  (Continued)

Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the Company’s functional and reporting currency is the Canadian dollar.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

The Company adopted changes effective January 1, 2009 to the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, that place increased emphasis on disclosure about the nature of and risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable readers to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.

Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

CICA Handbook Section 3862 establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)

Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.  If recoveries exceed the carrying value of the mineral property interest, the excess is recognized in the statement of operations.

(e)

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liabilities associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased in each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)

Revenue recognition

Interest income is recorded as earned at the effective rate of interest of the term deposit over the term to maturity.

(h)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to capital stock.

(i)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability.

(k)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

(l)

Future accounting change

International Financial Reporting Standards ("IFRS")

In 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the transition to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010. The Company is currently evaluating the impact of the conversion on the Company’s financial statements and is considering accounting policy choices available under IFRS.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

4.

FINANCIAL INSTRUMENTS

The Company has classified its cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; and accounts payable and accrued liabilities, and payable to related parties, as other financial liabilities.

The carrying values of cash, payable to related parties, and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	June 30, 2010	June 30, 2009

Bank accounts	$13,336	$48,692

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At June 30, 2010, the Company had accounts payable excluding accrued liabilities of $36,023 (June 30, 2009 - $88,406) which are due within 30 days and amounts payable to related parties of $101,123 (June 30, 2009 - $195,803) which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2010. The Company is not exposed to significant interest rate risk.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

4.

FINANCIAL INSTRUMENTS (Continued)

(ii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to other price risk.

5.

MARKETABLE SECURITIES

Pursuant to a Property Purchase Agreement in 2008, the Company acquired 25,000 common shares of Coniagas Resources Ltd. at a total acquisition cost of $4,501. During 2009, the Company sold the shares for total proceeds of $2,400 with a realized loss on disposition of $2,101.

During 2008, the Company sold 7,564,000 shares of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a publicly traded company related by common officers and directors, for total proceeds of $431,371, which had a total acquisition cost of $2,483,113. Of the realized loss on disposition, $1,058,892 was in 2006 and the remainder was in 2008.

6.

MINERAL PROPERTY INTERESTS

	Extra High Property	Hope Creek Property	Total

Balance, December 31, 2007	$378,369	$0	$378,369

Acquisition costs	0	1,500	1,500
Geological, geochemical, trenching and drilling	21,514	68,654	90,168

Total expenditures	21,514	70,154	91,668

Property option payments	(250,000)	0	(250,000)

Mineral exploration tax credit	0	(7,178)	(7,178)
Balance, December 31, 2008	149,883	62,976	212,859

Geological, geochemical, trenching and drilling	1,194	2,340	3,534
Mineral exploration tax credit	0	(1,060)	(1,060)
Write-offs	0	(64,256)	(64,256)

Balance, December 31, 2009	151,077	0	151,077

Geological, geochemical, trenching and drilling	263	0	263
Balance, June 30, 2010	$151,340	$0	$151,340

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (”NSR”), by making staged cash payments totalling $150,000 to the “Optionor” and incurring exploration expenditures on the property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the property, it obtained the right to purchase at any time 50% of the NSR by paying $500,000 to the NSR holder.

On September 8, 2006, the Company entered into an Option Agreement (amended on September 12 and October 31, 2006) with Colt Resources Inc. (“Colt”), a company that was formerly related by common directors and officers, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the NSR, in the Extra High Property by incurring exploration expenditures of $240,000 on the property and by making cash payments to the Company totalling $133,770, both by no later than June 26, 2007.

Upon Colt earning its 50% undivided interest in the property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the property would be converted into a 0.5% NSR.

On April 16, 2007, the Company and the Optionor amended the original Option Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment to the Optionor of $60,000 (paid).

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the property by making cash payments to the Company totalling $193,770 (paid) by no later than June 26, 2007. The amendment released Colt of the requirement to incur $240,000 in exploration expenditures on the property.

On June 26, 2007, the Company made its final payment to the Optionor thereby earning a 100% undivided interest in the property subject only to the NSR. Colt made its final payment to the Company and earned its 34% interest in the property, thus reducing the Company’s interest to 66%.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property.  Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008.  Colt did not exercise the second tranche of the option and accordingly holds a 67% undivided interest in the property and the Company holds the remaining 33% undivided interest.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

its interest in the Extra High Property will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% NSR.

As at June 30, 2010, the Company held a 33% undivided interest in the Extra High Property.

Investment in the Extra High Property consists of costs incurred as follows:

	2010	2009	2008	Cumulative to June 30, 2010

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	263	1,194	21,514	431,160
Colt property option payments	0	0	(250,000)	(443,770)

	$263	$1,194	$(228,486)	$151,340

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). The Company obtained the right to acquire a 100% undivided interest, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company issued 2,000 common shares (note 7(b)) and incurred $68,654 in exploration expenditures. The $90,000 staged cash payments are optional and are payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

The Company qualified for the BC Mineral Exploration Tax Credit in 2008 for the amount of $7,178 and in 2009 for the amount of $1,060 in respect to the exploration expenses incurred on the property. These amounts have been applied against expenditures incurred on this property.

On October 14, 2009, the Company decided to abandon the property and has written it off.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Hope Creek Property (Continued)

Investment in the Hope Creek Property consisted of costs incurred as follows:

	2009	2008	Cumulative to June 30, 2010

Acquisition (property option payments)	$0	$1,500	$1,500
Geological and geochemical	2,340	68,654	70,994
Mineral exploration tax credit	(1,060)	(7,178)	(8,238)
Abandonment of property	(64,256)	0	(64,256)

	$(62,976)	$62,976	$0

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) for gross proceeds of $54,500 consisting of $50,000 cash payment and marketable securities of $4,501 valued at the fair market price at receipt.  The Company retains a 0.50% gross receipts royalty after six months from the date of commencement of commercial production. These properties were previously written-off at the end of fiscal year 2000.

Realization

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

Title and Environmental

Although the Company has taken steps to verify the title to mineral properties in which is has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

7.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 (note 1).

	Capital Stock						Accumulated Total
	Common				Contributed	Share	Other Comprehensive Stockholders’
	Shares	Amount	Deficit	Warrants	Surplus	Subscriptions	Loss	Equity

Balance, December 31, 2007	1,092,945	$ 23,004,615 $(21,784,019)		$ 0	$ 432,197	$ 0	$ (491,660)	$ 1,161,133

Net loss for year	0	0	(1,511,761)	0	0	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on marketable
securities	0	0	0	0	0	0	(1,251)	(1,251)
Transfer on realization of loss on
marketable securities	0	0	0	0	0	0	491,660	491,660
Shares issued for mineral property
interest	2,000	1,500	0	0	0	0	0	1,500

Balance, December 31, 2008	1,094,945	23,006,115	(23,295,780)	0	432,197	0	(1,251)	141,281

Net loss for year	0	0	(550,218)	0	0	0	0	(550,218)
Transfer on realization of loss on
marketable securities	0	0	0	0	0	0	1,251	1,251
Shares issued for cash
Private placement, net of issue
costs	7,325,333	335,856	0	182,294	0	0	0	518,150

Balance, December 31, 2009	8,420,278	23,341,971	(23,845,998)	182,294	432,197	0	0	110,464

Net loss for period	0	0	(234,443)	0	0	0	0	(234,443)
Share subscriptions received	0	0	0	0	0	24,000	0	24,000
Share subscriptions moved to
capital stock	0	0	0	0	0	(24,000)	0	(24,000)
Shares issued for cash
Private placement, net of issue costs	2,533,000	109,307	0	43,993	0	0	0	153,300

Balance, June 30, 2010	10,953,278	$23,451,278	$(24,080,441)	$226,287	$ 432,197	$ 0	$ 0	$ 29,321

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

In connection with the non-brokered private placement financing which was announced n March 3, 2010, during the six months period ended June 30, 2010, the Company issued an aggregate of 2,500,000 Units of the Company at $0.06 per Unit for total proceeds of $150,000 of which the amount of $106,007 was allocated to capital stock and the amount of $43,993 was allocated to warrants.  Each Unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at $0.10 per share for two years from Closing. The securities issued are subject to a hold period expiring July 12, 2010 as to 1,450,000 common shares, August 17, 2010 as to 550,000 and September 5, 2010 as to 500,000 common shares.

During the six months period ended June 30, 2010, a total of 33,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $3,300.

During 2009, the Company entered into Non-Brokered Private Placement Financing Agreements and issued an aggregate of 7,325,333 units for total proceeds of $518,150 of which $335,856 was allocated to capital stock and $182,294 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date. The proceeds were allocated between shares and warrants using the relative fair value method. The value of the warrants was calculated using the Black-Scholes method and the following weighted average assumptions: risk-free interest rate: 1.44%; expected dividend yield: 0%; expected stock price volatility: 105%; expected life in years: 2.9.

During 2008, the Company issued 2,000 common shares at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement (note 6).

(c)

Warrants

	Number of Warrants	Exercise Price

Balance, December 31, 2008	0	$0.00
Issued	7,325,333	$0.10

Balance, December 31, 2009	7,325,333	$0.10
Issued	2,500,000	$0.10
Exercised	(33,000)	$0.10
Balance, June 30, 2010	9,792,333	$0.10

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(c)

Warrants (Continued)

At June 30, 2010 and 2009, the following warrants were outstanding and exercisable.

		Number of Warrants
		June 30, June 30,
Expiry Date	Exercise	2010 2009

July 3, 2011	$0.10	3,967,000 0
July 29, 2011	$0.10	1,140,000 0
September 3, 2011	$0.10	102,000 0
December 2, 2014	$0.10	2,000,000 0
December 22, 2014	$0.10	83,333 0
March 11, 2012	$0.10	1,450,000 0
April 16, 2012	$0.10	550,000 0
May 4, 2012	$0.10	500,000 0
Balance, June 30, 2010	$0.10	9,792,333 0

(d)

Stock Options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

At June 30, 2010, the following stock options outstanding were exercisable. All options vested immediately upon grant.

	Number of Options	Exercise Price	Expiry Date

Balance, December 31, 2008	178,242	$1.25	June 15, 2011

Balance, December 31, 2009	178,242	$1.25	June 15, 2011
Forfeited	(10,000)	$1.25

Balance, June 30, 2010	168,242	$1.25	June 15, 2011

The weighted average remaining contractual life is 1 year.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due from/to related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	June 30, 2010	December 31, 2009

Payable to (receivable from) related parties
Payable to directors	$90,000	$9,048
Office and other expenses charged by Las Vegas	8,918	1,301
Rent charged by Las Vegas	2,205	315
Other expenses paid for by Colt	0	(615)

	$101,123	$10,049

Related party transactions not otherwise disclosed as at June 30, 2010 and 2009:

(a)

Management fees of $180,000 (June 30, 2009 - $180,000) were paid to a company related by common management and directors.

(b)

Paid to/from the Company

Las Vegas charged the Company for its share of:

(i)

office expenses of $7,200 (June 30, 2009 - $7,200);

(ii)

rent of $1,800 (June 30, 2009 - $1,800); and

(iii)

other expenses paid on behalf of the Company of $57 (June 30, 2009 - $nil);

The Company charged 99 Capital Corporation (“99 Capital”), a company related with certain common officers and directors for its share of:

(iv)

other expense paid on behalf of 99 Capital Corporation of $3,175 (June 30, 2009 - $nil).

The Company charged Las Vegas for its share of:

(v)

other expense paid on behalf of Las Vegas of $2,575 (June 30, 2009 - $2,575).

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

9.

CHANGES IN NON-CASH WORKING CAPITAL

	June 30, 2010	June 30, 2009

Other receivables	$2,779	$1,584
Receivable from related parties	0	0
Accounts payables and accrued liabilities	(4,269)	16,220
Payable to related parties	91,074	164,376

	$89,584	$182,180

10.

  INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to income tax expense is as follows:

	2009	2008

	30.00%	31.00%
Income tax (benefit) expense computed at Canadian statutory rates	$(165,000)	$(469,000)
Accounting loss (gain) on marketable securities	1,000	307,000
Taxable capital gain on disposal of marketable securities	0	0
Other temporary differences	18,000	0
Stock-based compensation	0	0
Share issuance costs	0	(3,000)
Non-deductible meals	0	0
Change in timing differences	96,000	68,000
Effect of change in tax rate	76,000	(12,000)
Change in valuation allowance	(26,000)	109,000

Future income tax expense (recovery)	$0	$0

Significant components of the Company’s future tax assets and liabilities, after applying the enacted corporate income tax rates:

	2009	2008

Future income tax assets	25%	26%
Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral resource property interests	$626,000	$635,000
Excess of undepreciated capital cost over carrying value of fixed assets	163,000	169,000
Share issuance costs	2,000	1,000
Losses carried forward	613,000	625,000

KOKOMO ENTERPRISES INC.

 (An Exploration Stage Company)

Notes to Financial Statements

Six Months Ended June 30

 (Canadian Dollars)

10.

  INCOME TAXES (Continued)

Future income tax assets	1,404,000	1,430,000
Valuation allowance for future income tax assets	(1,404,000)	(1,430,000)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

In December 2007, the Company renounced $80,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $22,960, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $22,960.

The Company has available approximate non-capital losses of $1,459,000, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2010	$105,000
2027	561,000
2028	306,000
2029	487,000

$1,459,000

The Company has available approximate net capital loss of $994,000 that may be carried forward indefinitely.

The Company has available resource-related deductions of approximately $2,439,000 that may be carried forward indefinitely.

11.

COMMITMENT

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2010 and is renewable on an annual basis.

12.

CAPITAL DISCLOSURES

The Company considers its capital under management to be comprised of stockholders’ equity.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration, and if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  There were no changes to the Company’s approach to capital management during the year ended December 31, 2009 and for the six months period ended June 30, 2010.  The Company is not subject to externally imposed capital requirements.